SEC 04058178 MISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 10 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER 8-298
~~8-13987~~
~~8-47765~~

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 ad Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scudder ~~Distributors,~~ Investor Services Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BEST AVAILABLE COPY

222 South Riverside Plaza
(No. and Street)

Chicago (City) Illinois (State) 60606-5808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Edwards, Jr. 212-250-1473
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
JUL 21 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KPMG LLP
345 Park Avenue
New York, NY 10154

## Independent Auditors' Report

The Board of Directors
Scudder Investor Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Scudder Investor Services, Inc. and Subsidiaries (the Company), (an indirect wholly owned subsidiary of Deutsche Investment Management Amercias, Inc.) as of December 31, 2003 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scudder Investor Services, Inc. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 25, 2004

**SCUDDER INVESTOR SERVICES, INC.**
**AND SUBSIDIARIES**
(an Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Consolidated Statement of Financial Condition

December 31, 2003

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 11,689,309 |
| Receivable from affiliates | | 11,056,967 |
| Other assets | | 37,574 |
| Total assets | $ | 22,783,850 |
| **Liabilities and Stockholders' Equity** | | |
| Accounts payable and accrued expenses | $ | 5,992 |
| Payable to affiliates | | 17,279 |
| Income taxes payable | | 6,513,519 |
| Total liabilities | | 6,536,790 |
| Stockholders' equity: | | |
| Common stock, par value $100 per share | | |
| Class A voting: | | |
| Authorized 2,000 shares; issued and outstanding 1,000 shares | | 100,000 |
| Common stock, par value $.01 per share | | |
| Class B nonvoting: | | |
| Authorized, issued, and outstanding 1,000 shares | | 10 |
| Paid-in capital in excess of par value | | 990 |
| Retained earnings | | 16,146,060 |
| Total stockholders' equity | | 16,247,060 |
| Total liabilities and stockholders' equity | $ | 22,783,850 |

See accompanying notes to consolidated financial statements.

## (1) Organization and Business

Scudder Investor Services, Inc. (the Company), is an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). The Company was incorporated in Massachusetts on May 9, 1947 and is a registered broker-dealer in securities.

The Company acts as the distributor for a group of investment companies advised by the Parent under a service fee agreement with the Parent.

Scudder Insurance Agency of New York, Inc. and Scudder Insurance Agency, Inc. (the Subsidiaries) are wholly owned subsidiaries of the Company, whose purpose is to act as insurance agents to market variable annuity and variable life products. The Subsidiaries had no significant operations for the year ended December 31, 2003 and have no employees. SIS Investment Corporation (SISIC), another wholly owned subsidiary of the Company, holds short-term investments. The Company has guaranteed the liabilities of SISIC and the three insurance agencies.

The Company does not accrue any salaries, benefits or bonuses as a result of the transfer of all employees to the Parent and another affiliate.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, which are consolidated on a line-by-line basis. Significant intercompany accounts and transactions are eliminated in consolidation.

The accompanying consolidated financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations which would have existed if the Company had been operating as an unaffiliated entity.

### *(b) Cash Equivalents*

Cash equivalents represent investments in affiliated Scudder money market mutual funds stated at net asset value. The Parent is the investment adviser for these funds.

*(c) Common Stock*

The Company has two classes of common stock. The Parent holds all Class B nonvoting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the Class A voting shares.

*(d) Income Taxes*

The Company and its subsidiaries file a consolidated Federal income tax return with Taunus Corporation, the ultimate U.S. holding company. The Federal income tax expense for the Company recorded in the consolidated financial statements is calculated as if the Company filed a separate return. The Company and its subsidiaries file separate state and local income tax returns except in New Hampshire, Illinois and California where tax returns are effectively combined with affiliates.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities.

**(3) Related Party Transactions**

Under an agreement, the Parent pays a fee to the Company for its administrative services as distributor for affiliated mutual funds equal to 110% of the expenses attributable to such activities, excluding income taxes. The Parent and other subsidiaries pay certain expenses on behalf of the Company which are repayable to those entities on demand. Affiliated mutual funds reimburse the Company for administrative services and for certain expenses paid by the Company on behalf of these funds. The Company also receives administrative and management service fees from Scudder Trust Company, a subsidiary of the Parent.

Included in administrative fees is $38,754 in fees from affiliates and affiliated mutual funds for the year ended December 31, 2003.

At December 31, 2003, the amount due to the Company from affiliates was $11,056,967, attributable to the sale of investments; and the amount due to affiliates was $17,279.

## (4) Income Taxes

The provision for income tax (benefit) for the year ended December 31, 2003 consists of the following:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 131,000 |
| State and local | | 4,000 |
| | | 135,000 |
| Deferred: | | |
| Federal | | (137,000) |
| Total | $ | (2,000) |

The components of income tax liabilities at December 31, 2003 are as follows:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 5,952,053 |
| State and local | | 561,466 |
| | $ | 6,513,519 |

The Company's provision for income tax (benefit) differed from the amount computed by applying the statutory U.S. Federal income tax rate to income before income taxes as follows:

| | | |
|---|---|---|
| Federal | | |
| State and local taxes (net of federal | $ | 9,000 |
| income tax effect) | | 3,000 |
| Tax-exempt interest | | (14,000) |
| Effective income tax (benefit) | $ | (2,000) |

## (5) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the aggregate indebtedness method. At December 31, 2003, the Company had net capital of $4,918,855 which is in excess of its required net capital of $435,786 by $4,483,069. Aggregate indebtedness at December 31, 2003 was $6,536,790 resulting in a ratio of 1.33 to 1. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.



(Continued)

KPMG LLP
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5**

The Board of Directors
Scudder Investor Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Scudder Investors Services, Inc. and Subsidiaries (the Company), (an indirect wholly owned subsidiary of Deutsche Investment Management Amercias, Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2004